Filed pursuant to Rule 424(b)(2)

Registration Nos. 333-157386 and 333-157386-01

The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities in any state where the offer or sale of securities is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 4, 2010

PRICING SUPPLEMENT NO. 2010-MTNDD502 DATED                     , 2010

(TO PROSPECTUS SUPPLEMENT DATED FEBRUARY 18, 2009 AND PROSPECTUS DATED FEBRUARY 18, 2009)

MEDIUM-TERM NOTES, SERIES D

CITIGROUP FUNDING INC.

LeAding StockmarkEt Return Securities (LASERSSM)

Based Upon the iShares® MSCI Brazil Index Fund

Due March 25, 2013

$10.00 per LASERSSM

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

■	The LASERSSM will mature on March 25, 2013. We will not make any payments on the LASERSSM prior to maturity.
■	The LASERSSM are based upon the iShares® MSCI Brazil Index Fund (which we also refer to as the fund).
■

You will receive at maturity for each LASERSSM you hold a maturity payment based on the percentage change in the closing price of the iShares® MSCI Brazil Index Fund shares (which we refer to as the underlying fund shares) from the date on which the LASERSSM are priced for initial sale to the public (which we refer to as the pricing date) to the third trading day before maturity (which we refer to as the valuation date) and the trading price of the underlying fund shares at all times after the pricing date up to and including the valuation date (whether intra-day or at the close of trading on any trading day). The maturity payment may be greater than, equal to, or less than your initial investment in the LASERSSM.

■

If the trading price of the underlying fund shares is greater than 65% of its closing price on the pricing date (which we refer to as the starting price) at all times after the pricing date up to and including the valuation date (whether intra-day or at the close of trading on any trading day), at maturity you will receive for each LASERSSM you then hold the $10 principal amount per LASERSSM plus an amount equal to the product of (i) $10 and (ii) the greater of (x) the percentage change in the closing price of the underlying fund shares from the pricing date to the valuation date (which we refer to as the fund percentage change) and (y) 10% to 15% (3.33% to 5.00% per annum on a simple interest basis) (to be determined on the pricing date) of the principal amount of the LASERSSM.

■

If the trading price of the underlying fund shares is less than or equal to 65% of its starting price at any time after the pricing date up to and including the valuation date (whether intra-day or at the close of trading on any trading day), at maturity you will receive for each LASERSSM you then hold the $10 principal amount per LASERSSM plus an amount equal to the product of (i) $10 and (ii) the fund percentage change (which could be negative).

■	The LASERSSM are not principal-protected. At maturity you could receive an amount less than your initial investment in the LASERSSM.
■	The LASERSSM will not be listed on any securities exchange.

Investing in the LASERSSM involves a number of risks. See “Risk Factors Relating to the LASERSSM” beginning on page PS-7.

iShares® is a registered mark of BlackRock Institutional Trust Company, N.A. (“BIT”). BIT has licensed certain trademarks and trade names of BIT to Citigroup Global Markets and its affiliates. The LASERSSM are not sponsored, endorsed, sold, or promoted by BIT. BIT makes no representations or warranties to the owners of the LASERS SM or any member of the public regarding the advisability of investing in the LASERSSM. BIT has no obligation or liability in connection with the operation, marketing or sale of the LASERSSM.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the LASERSSM or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The LASERSSM are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The LASERSSM are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.

	Per LASERSSM	Total
Public Offering Price	$10.000	$
Underwriting Discount (including the Sales Commission described below)	$0.200	$
Proceeds to Citigroup Funding Inc.	$9.800	$

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the LASERSSM, will receive an underwriting fee of $0.200 for each $10.000 LASERSSM sold in this offering. Certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd., and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, will receive from Citigroup Global Markets up to $0.200 from this underwriting fee for each LASERSSM they sell. Citigroup Global Markets will pay the Financial Advisors employed by Citigroup Global Markets a sales commission of up to $0.200 for each LASERSSM they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the LASERSSM declines. You should refer to “Risk Factors Relating to the LASERSSM” and “Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information.

Citigroup Global Markets Inc. expects to deliver the LASERSSM to purchasers on or about March     , 2010 (three business days after the pricing date).

Investment Products	Not FDIC insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION — Q&A

What Are the LASERSSM?

The LeAding StockmarkEt Return Securities Based Upon the iShares® MSCI Brazil Index Fund, or LASERSSM, are investments linked to an exchange-traded fund that offer a potential return at maturity based on upside participation in an increase in the closing price of the iShares® MSCI Brazil Index Fund shares (which we also refer to as the underlying fund shares) during the term of the LASERSSM and limited protection from loss in certain circumstances.

At maturity, you will receive for each LASERSSM you hold a maturity payment, which may be greater than, equal to, or less than your initial investment in the LASERS SM, based on the percentage change in the closing price of the underlying fund shares from the pricing date to the valuation date (which we refer to as the fund percentage change) and the trading price of the underlying fund shares at all times after the pricing date up to and including the valuation date (whether intra-day or at the close of trading on any trading day). If the trading price of the underlying fund shares is greater than 65% of its starting price at all times after the pricing date up to and including the valuation date (whether intra-day or at the close of trading on any trading day), at maturity you will receive for each LASERSSM you then hold the $10 principal amount per LASERSSM plus an amount equal to the product of (i) $10 and (ii) the greater of (x) the fund percentage change and (y) 10% to 15% (3.33% to 5.00% per annum on a simple interest basis) (to be determined on the pricing date). In this case, the maturity payment will be at least $11.00 to $11.50 (to be determined on the pricing date) per LASERSSM. If the trading price of the underlying fund shares is less than or equal to 65% of its starting price at any time after the pricing date up to and including the valuation date (whether intra-day or at the close of trading on any trading day), at maturity you will receive for each LASERSSM you then hold the $10 principal amount per LASERSSM plus an amount equal to the product of (i) $10 and (ii) the fund percentage change (which could be negative).

The LASERSSM will mature on March 25, 2013. The LASERSSM are a series of unsecured senior debt securities issued by Citigroup Funding Inc., the payments on which are fully and unconditionally guaranteed by Citigroup Inc. The LASERSSM will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and as a result of the guarantee any payments due under the LASERSSM will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment at maturity is not guaranteed. All payments on the LASERSSM are subject to the credit risk of Citigroup Inc.

Each LASERS SM represents a principal amount of $10. You may transfer the LASERSSM only in units of $10 and integral multiples of $10. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the LASERSSM in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the LASERSSM by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the securities through the accounts those systems maintain with DTC. You should refer to the section “Description of the LASERSSM—Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus.

Will I Receive Interest or Dividend Payments on the LASERSSM?

No. We will not make any periodic payments of interest or any other periodic payments on the LASERSSM. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the underlying fund shares or the stocks invested in by the fund or included in the MSCI Brazil Index, the index upon which the fund is based.

What Will I Receive at Maturity of the LASERSSM?

At maturity, you will receive for each LASERS SM an amount in cash equal to $10 plus a fund return amount, which may be positive, zero or negative. Because the fund return amount may be negative, the maturity payment could be less than the $10 principal amount per LASERSSM and could be zero.

How Will the Fund Return Amount Be Calculated?

The calculation of the fund return amount depends on the trading price of the underlying fund shares at all times after the pricing date up to and including the valuation date (whether intra-day or at the close of trading on any trading day) and on whether the fund percentage change is positive, zero or negative:

•

If the trading price of the underlying fund shares is greater than 65% of its starting price at all times after the pricing date up to and including the valuation date (whether intra-day or at the close of trading on any trading day), the fund return amount will equal:

$10 × (the greater of (x) fund percentage change and (y) fixed percentage)

The fixed percentage will equal 10% to 15% (3.33% to 5.00% per annum on a simple interest basis) (to be determined on the pricing date).

•

If the trading price of the underlying fund shares is less than or equal to 65% or more at any time after the pricing date up to and including the valuation date (whether intra-day or at the close of trading on any trading day), the fund return amount will be equal:

$10 × (fund percentage change)

For more specific information about the fund return amount, the fund percentage change, the determination of a trading day and the effect of a market disruption event on the determination of the fund return amount and the fund percentage change, please see “Description of the LASERS SM—Payment at Maturity” in this pricing supplement.

How Will the Fund Percentage Change Be Calculated?

The fund percentage change will equal the following fraction:

    ending price – starting price

starting price

The starting price will equal the closing price of the underlying fund shares on the pricing date.

The ending price will equal the closing price of the underlying fund shares on the valuation date.

Is There a Possibility of Loss of Principal?

Yes. If the ending price of the underlying fund shares is less than its starting price and the trading price of the underlying fund shares at any time from the pricing date up to and including the valuation date (whether intra-day or at the close of trading on any trading day) is less than or equal to                      (approximately 65% of the starting price of the underlying fund shares), at maturity you will receive less than the original principal amount of the LASERSSM. This will be true even if the trading price of the underlying fund shares exceeded its starting price at one or more times over the term of the LASERSSM. Even if the ending price of the underlying fund shares is greater than its starting price, the total yield on the LASERSSM may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding Inc. of comparable maturity. You should refer to “Risk Factors — The Yield on the LASERSSM May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity” in this pricing supplement.

Where Can I Find Examples of Hypothetical Maturity Payments?

For a table setting forth hypothetical maturity payments, see “Description of the LASERSSM — What You Could Receive at Maturity — Hypothetical Examples” in this pricing supplement.

What is the iShares® MSCI Brazil Index Fund?

The iShares® MSCI Brazil Index Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Brazil Index which measures publicly traded securities in the Brazilian market. The fund uses a “Representative Sampling” strategy to try to track the MSCI Brazil Index, which means it invests in a representative sample of securities in the MSCI Brazil Index, which have a similar investment profile as the MSCI Brazil Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the MSCI Brazil Index. The iShares® MSCI Brazil Index Fund’s top portfolio holdings can be found on iShares® website.

The fund does not fully replicate the MSCI Brazil Index and may hold securities not included in the MSCI Brazil Index. Therefore, the fund is subject to management risk. Management risk is the risk that the fund’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. See “Risk Factors—The Trading Price of the Underlying Fund Shares May Not Completely Track the Value of the MSCI Brazil Index.” Additionally, the MSCI Brazil Index includes securities that trade on the Bolsa de Valores de São Paulo in the local and other relevant currencies while the underlying fund shares trade in U.S. dollars on the NYSE Arca Exchange under the symbol “EWZ.”

Please note that ownership of the LASERSSM does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the underlying fund shares or the stocks underlying the fund.

What is the MSCI Brazil Index and What Does It Measure?

The MSCI Brazil Index is a capitalization-weighted index that aims to capture 85% of the (publicly available) total market capitalization of the Brazilian equity market. The MSCI Brazil Index was launched on July 10, 2000, at an initial value of 100. Current information regarding the market value of the MSCI Brazil Index is published daily by Morgan Stanley Capital International, Inc. on its website.

The MSCI Brazil Index adjusts the market capitalization of index constituents for free float and targets for index inclusion 85% of free float-adjusted market capitalization in each industry group in Brazil. In order to maintain the representativeness of the MSCI Brazil Index, structural changes to the MSCI Brazil Index as a whole may be made by adding or deleting MSCI Brazil Index component securities. Currently, such changes in the MSCI Brazil Index may only be made on four dates throughout the year: as of the close of the last business day of each February, May, August and November.

Please note that an investment in the LASERSSM does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks of the companies included in the MSCI Brazil Index.

How Have the iShares® MSCI Brazil Index Fund Shares Performed Historically?

We have provided a graph showing the daily closing prices of the underlying fund shares, as reported on the New York Stock Exchange and the American Stock Exchange, as applicable, from January 3, 2005 through March 3, 2010, and a table showing the high and low trading prices for the underlying fund shares for each quarter since the first quarter of 2005. You can find this graph and table in the section “Historical Data on the iShares® MSCI Brazil Index Fund” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the underlying fund shares in recent years. However, past performance is not indicative of how the underlying fund shares will perform in the future. You should also refer to the section “Risk Factors Relating to the LASERSSM—The Historical Performance of the Underlying Fund Shares Is Not an Indication of the Future Performance of the Underlying Fund Shares” in this pricing supplement.

What Are the United States Federal Income Tax Consequences of Investing in the LASERSSM?

For U.S. federal income tax purposes, you and Citigroup Funding agree to treat a LASERSSM as a cash-settled prepaid forward contract, subject to a floor, on the price of the iShares® MSCI Brazil Index Fund on the valuation date, pursuant to which forward contract, at maturity you will receive the cash value of the iShares® MSCI Brazil Index Fund subject to certain adjustments. In addition, you and Citigroup Funding agree to treat the amounts invested by you as a cash deposit that will be used to satisfy your obligation under the LASERSSM. The summary below assumes such treatment, except where otherwise stated.

Under this treatment, at maturity or upon the sale or other taxable disposition of a LASERSSM, you will generally have gain or loss equal to the difference between the cash you receive and your adjusted tax basis in the LASERSSM. Subject to the discussion below regarding the possible characterization of some gains as ordinary income under Section 1260 of the Internal Revenue Code of 1986 (“Section 1260”), such gain or loss generally will be long-term capital gain or loss if you have held the LASERSSM for more than one year at the time of disposition. Although the matter is not clear, it is possible that a portion of long-term capital gains realized by you in respect of the LASERSSM could be recharacterized as ordinary income (and therefore as ineligible for preferential tax rates) and that the deemed underpayment of tax with respect to the deferral of such ordinary income could be subject to an interest charge. This possibility arises from the fact that the LASERSSM are likely to constitute a “constructive ownership” transaction within the meaning of Section 1260.

Due to the absence of authority as to the proper characterization of the LASERSSM, no assurance can be given that the Internal Revenue Service will accept, or that a court will uphold, the agreed-to characterization and tax treatment described above, and alternative treatments of the LASERSSM could result in less favorable U.S. federal income tax consequences to you. In addition, the IRS and U.S. Treasury Department have requested public comments on a comprehensive set of tax policy issues (including timing and character) related to financial instruments similar to LASERSSM. Finally, legislation has been introduced for consideration in the United States Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which would include financial instruments similar to the LASERSSM) acquired after the date of the legislation’s enactment. You should refer to the section “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Any capital gain realized upon maturity, sale or other disposition of the LASERSSM by a holder that is not a U.S. person will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

Will the LASERSSM Be Listed on a Securities Exchange?

No. The LASERSSM will not be listed on any securities exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding Inc.?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding Inc. is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding Inc.’s Affiliate, Citigroup Global Markets Inc.?

Our affiliate, Citigroup Global Markets, is the agent for the offering and sale of the LASERSSM and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets and/or other of our broker-dealer affiliates intend to buy and sell the

LASERSSM to create a secondary market for holders of the LASERSSM, and may engage in other activities described in the sections “Plan of Distribution; Conflict of Interest” in this pricing supplement, and “Plan of Distribution” in the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue such activities once it has started them. Citigroup Global Markets will also act as calculation agent for the LASERSSM. Potential conflicts of interest may exist between Citigroup Global Markets and you as a holder of the LASERSSM. You should refer to “Risk Factors Relating to the LASERSSM—Citigroup Global Markets Inc., an Affiliate of Citigroup Funding Inc., Is the Calculation Agent, Which Could Result in a Conflict of Interest” in this pricing supplement.

Can You Tell Me More About the Effect of Citigroup Funding Inc.’s Hedging Activity?

We expect to hedge our obligations under the LASERSSM through one or more of our affiliates. This hedging activity will likely involve trading in the underlying fund shares or one or more of the stocks included in the MSCI Brazil Index or in other instruments, such as options, swaps or futures, based upon the underlying fund shares, the MSCI Brazil Index or the stocks included in the MSCI Brazil Index. This hedging activity, on, or prior to, the pricing date could increase the trading price of the underlying fund shares and potentially increase the starting price and, therefore, the price at which the underlying fund shares must remain above at all times over the term of the LASERSSM before you can receive a payment at maturity greater than your initial investment in the LASERSSM. This hedging activity also could affect the trading price of the underlying fund shares during the term of the LASERSSM and, therefore, the market value of the LASERSSM. The costs of maintaining or adjusting this hedging activity could also affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your LASERSSM in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the LASERSSM declines. You should refer to “Risk Factors Relating to the LASERSSM—The Price at Which You Will Be Able to Sell Your LASERSSM Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors—Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the LASERSSM?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the LASERSSM, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A) (i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the LASERSSM or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the LASERSSM or (B) its acquisition and holding of the LASERSSM is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the LASERSSM if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of LASERSSM by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated with My Investment?

Yes, the LASERSSM are subject to a number of risks. Please refer to the section “Risk Factors Relating to the LASERS SM” in this pricing supplement.

RISK FACTORS RELATING TO THE LASERSSM

Because the terms of the LASERSSM differ from those of conventional debt securities in that the maturity payment will be based on the trading price of the underlying fund shares at all times after the pricing date up to and including the valuation date (whether intra-day or at the close of trading on any trading day) and on the percentage change in the closing price of the underlying fund shares from the pricing date to the valuation date, an investment in the LASERSSM entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the trading price of the underlying fund shares and other events that are difficult to predict and beyond our control.

The LASERSSM Are Not Principal-Protected.

If the trading price of the underlying fund shares at any time after the pricing date up to and including the valuation date (whether intra-day or at the close of trading on any trading day) is less than or equal to 65% of the starting price and the closing price of the underlying fund shares on the valuation date is less than its closing price on the pricing date, the amount you receive for each LASERSSM will be less than the $10 you paid for each LASERSSM and could be zero. This will be true even if the closing price of the underlying fund shares exceeds its starting price at one or more times during the term of the LASERSSM. There is no minimum payment at maturity on the LASERSSM, and, accordingly, you could lose your entire investment.

You Will Not Receive Any Periodic Payments on the LASERSSM

You will not receive any periodic payments of interest or any other periodic payments on the LASERSSM. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the underlying fund shares or the stocks included in the MSCI Brazil Index.

The Yield on the LASERSSM May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The LASERSSM do not pay any interest. As a result, if the trading price of the underlying fund shares is less than or equal to 65% of its starting price at any time after the pricing date up to and including the valuation date (whether intra-day or at the close of trading on any trading day) and if the ending price of the underlying fund shares is less than          (an increase of approximately         % from the starting price of the underlying fund shares), the yield on the LASERSSM may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding Inc. of comparable maturity.

The LASERSSM are Subject to the Credit Risk of Citigroup Inc., the Guarantor of Any Payments Due on the LASERSSM, and Any Actual or Anticipated Changes to its Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the LASERSSM

Investors are dependent on Citigroup Inc.’s ability to pay all amounts due on the LASERSSM at maturity and therefore investors are subject to the credit risk of Citigroup Inc. and to changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the market value of the LASERSSM.

The Price at Which You Will Be Able to Sell Your LASERSSM Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of your LASERSSM in the secondary market will be affected by the supply of, and demand for, the LASERSSM, the trading price of the underlying fund shares and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the LASERSSM of a change in a specific factor, assuming all other conditions remain constant.

Price of the Underlying Fund Shares.    We expect that the market value of the LASERSSM will depend substantially on the amount, if any, by which the trading price of the underlying fund shares changes from its starting price. However, changes in the trading price of the underlying fund shares may not always be reflected in full or in part, in the market value of the LASERSSM. If you choose to sell your LASERSSM when the trading price of the underlying fund shares exceeds its starting price, you may receive substantially less than the amount that would be payable at maturity because of expectations that the trading price of the underlying fund shares will continue to fluctuate from that time to the valuation date. If you choose to sell your LASERSSM when the trading price of the underlying fund shares is below its starting price, you will likely receive less than the amount you originally invested.

The trading price of the underlying fund shares will be influenced by complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which the stocks included in the MSCI Brazil Index are traded, and by various circumstances that can influence the values of the stocks in a specific market segment of a particular stock. Citigroup Funding’s hedging activities, the issuance of securities similar to the LASERSSM and other trading activities by Citigroup Funding and its affiliates and other market participants can also affect the trading prices of the stocks included in the MSCI Brazil Index and thus the trading price of the underlying fund shares.

Volatility of the Underlying Fund Shares.    Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the trading price of the underlying fund shares changes during the term of the LASERSSM, the market value of the LASERSSM may decrease.

Events Involving the Companies Included in the MSCI Brazil Index.    General economic conditions and earnings results of the companies whose stocks are included in the MSCI Brazil Index and real or anticipated changes in those conditions or results may affect the market value of the LASERSSM. In addition, if the dividend yields on those stocks increase, we expect that the market value of the LASERSSM may decrease because the trading price of the underlying fund shares does not incorporate the value of dividend payments. Conversely, if dividend yields on the stocks decrease, we expect that the market value of the LASERSSM may increase.

The LASERSSM Are Subject to Currency Exchange Rate Risks.    Because the trading price of the underlying fund shares generally reflects the U.S. dollar value of the securities represented in the MSCI Brazil Index, holders of the LASERSSM will be exposed to currency exchange rate risks with respect to relevant currencies in which most or all of the securities or underlying securities represented in the MSCI Brazil Index trade. An investor’s net exposure will depend on the extent to which these currencies strengthen or weaken against the U.S. dollar and the relative weight of each security. If, taking into account such weighting, the U.S. dollar strengthens against these currencies, the trading price of the underlying fund shares will be adversely affected and the amount you receive at maturity or the market value upon sale prior to maturity may be reduced.

Interest Rates.    We expect that the market value of the LASERSSM will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the LASERSSM may decrease, and if U.S. interest rates decrease, the market value of the LASERSSM may increase.

Time Premium or Discount.    As a result of a “time premium” or “discount,” the LASERSSM may trade at a value above or below that which would be expected based on the level of interest rates and the trading price of the underlying fund shares the longer the time remaining to maturity. A “time premium” or “discount” results from expectations concerning the trading price of the underlying fund during the period prior to the maturity of the LASERSSM. However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, increasing or decreasing the market value of the LASERSSM.

Hedging Activities.    Hedging activities related to the LASERSSM by one or more of our affiliates will likely involve trading in the underlying fund shares, one or more of the stocks included in the MSCI Brazil Index or in other instruments, such as options, swaps or futures, based upon the underlying fund shares, the MSCI Brazil Index or the stocks included in the MSCI Brazil Index, or by taking positions in any other available securities or instruments that we may wish to use in connection with such hedging. This hedging activity, on, or prior to, the pricing date could increase the trading price of the underlying fund shares and potentially increase the starting price and, therefore, the trading price at which the underlying fund shares must remain above at all times over the term of the LASERSSM and on the valuation date before you can receive a payment at maturity greater than your initial investment in the LASERSSM. This hedging activity during the term of the LASERSSM could also affect the trading price of the underlying fund shares and therefore the market value of the LASERSSM. It is possible that our affiliates or we may profit from our hedging activity, even if the market value of the LASERSSM declines. Profits or loss from this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your LASERSSM in the secondary market.

Fees and Projected Hedging Profits.    The price, if any, at which Citigroup Global Markets is willing to purchase LASERSSM in secondary market transactions will likely be lower than the public offering price since the public offering price of the LASERSSM will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the LASERS SM, as well as the cost of hedging our obligations under the LASERSSM. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. In addition, any secondary market prices may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.

Credit Ratings, Financial Condition and Results of Citigroup Funding Inc. and Citigroup Inc.    Actual or anticipated changes in the financial condition or results of Citigroup Funding or the credit ratings, financial condition, or results of Citigroup Inc. may affect the market value of the LASERSSM. The LASERSSM are subject to the credit risk of Citigroup Inc., the guarantor of any payments due on the LASERSSM.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the LASERSSM attributable to another factor.

The Trading Price of the Underlying Fund Shares May Not Completely Track the Value of the MSCI Brazil Index

Although the trading price of the underlying fund shares is expected to generally mirror the value of the MSCI Brazil Index, the trading price of the underlying fund shares may not completely track the value of the MSCI Brazil Index. The trading price of the underlying fund shares will reflect transaction costs and fees that are not included in the calculation of the MSCI Brazil Index. Additionally, because the fund may hold a small percentage of stocks other than the stocks underlying the MSCI Brazil Index, the fund may not fully replicate the performance of the MSCI Brazil Index. See “Description of the iShares® MSCI Brazil Index Fund and the MSCI Brazil Index” in this pricing supplement.

The Historical Performance of the Underlying Fund Shares Is Not an Indication of the Future Performance of the Underlying Fund Shares

The historical performance of the underlying fund shares, which is included in this pricing supplement, should not be taken as an indication of the future performance of the underlying fund shares during the term of the LASERSSM. Changes in the trading price of the underlying fund shares will affect the trading price of the LASERSSM, but it is impossible to predict whether the trading price of the underlying fund shares will fall or rise.

The Trading Price of the Underlying Fund Shares Will Be Affected by Conditions in the Brazilian Securities Markets

The stocks included in the MSCI Brazil Index and that are generally tracked by the fund have been issued by companies in Brazil. Although the trading price of the underlying fund shares is not directly tied to the value of the MSCI Brazil Index or the prices of the stocks underlying the MSCI Brazil Index, the trading price of the underlying fund shares is expected to correspond generally to the value of publicly traded equity securities in the aggregate in the Brazilian equity market, as measured by the MSCI Brazil Index. This means that the trading price of the underlying fund shares is expected to be affected by factors affecting the Brazilian equity market.

Investments in securities linked to the value of the Brazilian equity market involve certain risks. The Brazilian markets may be more volatile than U.S. or other securities markets and may be affected by market developments in different ways than U.S. or other securities markets. Also, there is generally less publicly available information about Brazilian companies than about U.S. companies, and Brazilian companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. companies.

Securities prices in Brazil are subject to political, economic, financial and social factors that apply in Brazil. These factors, which could negatively affect the Brazilian securities markets, include the possibility of recent or future changes in local or Brazil-wide political leadership and economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to such companies or investments in Brazilian equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, the Brazilian economy may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross national product, rate of inflation, capital investment, resources and self-sufficiency.

Your Return on the LASERSSM Will Not Reflect the Return You Would Realize if You Actually Owned the Underlying Fund Shares or the Stocks Included in the MSCI Brazil Index

Your return on the LASERSSM, if any, will not reflect the return you would realize if you actually owned the underlying fund shares or the stocks included in the MSCI Brazil Index because the LASERSSM do not provide a return directly linked to the actual appreciation of the underlying fund shares or the stocks included in the MSCI Brazil Index, nor do they take into consideration the value of any dividends paid on the underlying fund shares or the stocks included in the MSCI Brazil Index. As a result, the return on the LASERSSM may be less than the return you would realize if you actually owned the underlying fund shares or the stocks included in the MSCI Brazil Index, even if you participate fully in the appreciation of the underlying fund shares.

Moreover, the fund does not invest in every security included in the MSCI Brazil Index but rather engages in a representative sampling. See “Description of iShares® MSCI Brazil Index Fund and the MSCI Brazil Index” in this pricing supplement.

You May Not Be Able To Sell Your LASERSSM If an Active Trading Market for the LASERSSM Does Not Develop

The LASERSSM will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the LASERS SM. Citigroup Global Markets Inc. currently intends, but is not obligated, to make a market in the LASERSSM. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the LASERSSM. If the secondary market for the LASERSSM is limited, there may be few buyers should you choose to sell your LASERSSM prior to maturity and this may reduce the price you receive. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the LASERSSM , the price at which you may be able to trade your LASERSSM is likely to depend on the price, if any, at which Citigroup Global Markets is willing to transact. If at any time Citigroup Global Markets were not to make a market in the LASERSSM, it is likely that there would be no secondary market for the LASERSSM. Accordingly, you should be willing to hold your LASERSSM to maturity.

The Market Value of the LASERSSM May Be Affected by Purchases and Sales of the Underlying Fund Shares, the Stocks Included in the MSCI Brazil Index or Related Derivative Instruments by Affiliates of Citigroup Funding Inc.

Citigroup Funding Inc.’s affiliates, including Citigroup Global Markets Inc., may from time to time buy or sell the underlying fund shares, the stocks included in the MSCI Brazil Index or derivative instruments relating to the underlying fund shares or such stocks for their own accounts in connection with their normal business practices. These transactions could affect the trading price of the stocks included in the MSCI Brazil Index and thus, the trading price of the underlying fund shares and the market value of the LASERSSM.

Citigroup Global Markets Inc., an Affiliate of Citigroup Funding Inc., Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Global Markets Inc., which is acting as the calculation agent for the LASERSSM, is an affiliate of ours. As a result, Citigroup Global Markets Inc.’s duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours. As calculation agent, Citigroup Global Markets will determine the starting price, the ending price and the fund percentage change, as applicable, and will calculate the amount of cash, if any, you will receive at maturity. Additionally, determinations made by Citigroup Global Markets, in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the calculation of any price of the underlying fund shares in the event of the unavailability, modification or discontinuance of the underlying fund, may adversely affect the payment to you at maturity.

Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest

We expect to hedge our obligations under the LASERSSM through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the stocks included in the MSCI Brazil Index or in other instruments, such as options, swaps or futures, based upon the underlying fund shares such stocks. This hedging activity may present a conflict between your interest in the LASERSSM and the interests we and our affiliates have in executing, maintaining and adjusting our hedge transactions because it could affect the trading price of the underlying fund shares and therefore the determination of the payment due at maturity. It could also be adverse to your interest if it affects the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your LASERSSM in the secondary market. Since hedging our obligation under the LASERSSM involves risk and may be influenced by a number of factors, it is possible that we or our affiliates may profit from our hedging activity, even if the market value of the LASERSSM declines.

You Will Have No Rights Against the Publisher of the MSCI Brazil Index or Any Issuer of Any Stock Included in the MSCI Brazil Index

You will have no rights against the publisher of the MSCI Brazil Index, or any issuer of any stock included in the MSCI Brazil Index, even though the amount you receive at maturity, if any, will depend on the trading price and ending price of the underlying fund shares, and such trading price is based on the trading prices of the stocks included in the MSCI Brazil Index. By investing in the LASERSSM you will not acquire any shares of stocks included in the MSCI Brazil Index and you will not receive any dividends or other distributions, if any, with respect to stocks included in the MSCI Brazil Index. Moreover, you will not have voting, or any other rights with respect to the stocks that underlie the MSCI Brazil Index. The fund, the index publisher and the issuers of the stocks included in the MSCI Brazil Index are not in any way involved in this offering and have no obligations relating to the LASERSSM or to the holders of the LASERSSM.

The United States Federal Income Tax Consequences of the LASERSSM Are Uncertain

No statutory, judicial or administrative authority directly addresses the characterization of the LASERSSM or instruments similar to the LASERSSM for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the LASERSSM are not certain. It is currently unclear in what manner Section 1260 of the Internal Revenue Code of 1986 would apply to recharacterize any gains realized in respect of the LASERSSM. Although the matter is not clear, it is possible that a portion of long-term capital gains, if any, realized by you in respect of the LASERSSM could be recharacterized as ordinary income and that the deemed underpayment of tax with respect to the deferral of such ordinary income could be subject to an interest charge. No ruling is being requested from the Internal Revenue Service with respect to the LASERSSM and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain United States Federal Income Tax Considerations” in this pricing supplement. Alternative characterization of the LASERSSM may affect the U.S. tax consequences of investing in the LASERSSM, including for non-U.S. investors.

DESCRIPTION OF THE LASERSSM

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus before making your decision to invest in the LASERSSM. The description in this pricing supplement of the particular terms of the LASERSSM supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

You may access the prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for February 18, 2009 on the SEC Web site):

•	Prospectus Supplement filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm

•	Prospectus filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm

General

The payment you receive at maturity on the LASERSSM will depend on the Trading Price of the iShares® MSCI Brazil Index Fund shares (the “Underlying Fund Shares”) at all times after the Pricing Date up to and including the Valuation Date (whether intra-day or at the close of trading on any Trading day) and the change in the Closing Price of the Underlying Fund Shares from the Pricing Date to the Valuation Date.

If the Trading Price of the Underlying Fund Shares is greater than 65% of its Starting Price at all times after the Pricing Date up to and including the Valuation Date (whether intra-day or at the close of trading on any Trading day), at maturity you will receive for each LASERSSM you then hold the $10 principal amount per LASERSSM plus a Fund Return Amount equal to the product of (i) $10 and (ii) the greater of (x) the Fund Percentage Change and (y) 10% to 15% (3.33 % to 5.00% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the LASERSSM. In this case, the maturity payment will be at least $11.00 to $11.50 (to be determined on the Pricing Date) per LASERSSM.

If the Trading Price of the Underlying Fund Shares is less than or equal to 65% of its Starting Price at any time after the Pricing Date up to and including the Valuation Date (whether intra-day or at the close of trading on any Trading day), at maturity you will receive for each LASERSSM you then hold the $10 principal amount per LASERSSM plus a Fund Return Amount equal to the product of (i) $10 and (ii) the Fund Percentage Change (which could be negative).

The LASERSSM are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, the payments on which are fully and unconditionally guaranteed by Citigroup. The aggregate principal amount of LASERSSM issued will be $         (         LASERSSM). The LASERSSM will mature on March 25, 2013, will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. The guarantee of payments due under the LASERSSM will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment in the LASERSSM at maturity is not guaranteed. All payments on the LASERSSM are subject to the credit risk of Citigroup Inc. The LASERSSM will be issued only in fully registered form and in denominations of $10 per LASERSSM and integral multiples thereof.

Reference is made to the accompanying prospectus for a detailed summary of additional provisions of the LASERSSM and of the senior debt indenture under which the LASERSSM will be issued.

Interest

We will not make any periodic payments of interest or any other payments on the LASERSSM until maturity. You will not be entitled to receive dividend payments or other distributions, if any, made on the Underlying Fund Shares or the stocks included in the MSCI Brazil Index, the index upon which the fund is based.

Payment at Maturity

The LASERSSM will mature on March 25, 2013. At maturity, you will receive for each LASERSSM a maturity payment equal to the sum of the initial principal amount of $10 per LASERSSM plus the Fund Return Amount, which may be positive, zero or negative.

Calculation of the Fund Return Amount depends on the Trading Price of the Underlying Fund Shares at all times after the Pricing Date up to and including the Valuation Date (whether intra-day or at the close of trading on any Trading day) and on whether the Fund Percentage Change is positive, zero or negative:

•

If the Trading Price of the Underlying Fund Shares is greater than 65% of its Starting Price at all times from the Pricing Date up to and including the Valuation Date (whether intra-day or at the close of trading on any Trading day), the Fund Return Amount will equal:

$10 × (the greater of (x) Fund Percentage Change and (y) Fixed Percentage)

The Fund Percentage Change will equal the following fraction:

Ending Price – Starting Price
Starting Price

The Fixed Percentage will equal 10% to 15% (3.33% to 5.00% per annum on a simple interest basis) (to be determined on the Pricing Date)

•

If the Trading Price of the Underlying Fund Shares is less than or equal to 65% of its Starting Price at any time after the Pricing Date up to and including the Valuation Date (whether intra-day or at the close of trading on any Trading day), the Fund Return Amount will be equal:

$10 × (Fund Percentage Change)

The “Starting Price” will be the Closing Price of the Underlying Fund Shares on the Pricing Date.

The “Ending Price” will be the Closing Price of the Underlying Fund Shares on the Valuation Date.

The “Pricing Date” will be March     , 2010 (expected to price on or about March 24, 2010, or if such day is not a scheduled trading day, the next succeeding trading day).

The “Valuation Date” will be March 20, 2013, subject to adjustment for non-trading days and certain market disruption events.

The “Closing Price” of the Underlying Fund Shares (or any other security for which a Closing Price must be determined, as described under “—Delisting or Suspension of Trading in the Underlying Fund Shares; Termination of the iShares® MSCI Brazil Index Fund” below) on any date of determination will be (1) if the shares are listed on a national securities exchange on that date of determination, the closing sale price or, if no closing sale price is reported, the last reported sale price on that date on the principal national securities exchange on which the shares are listed or admitted to trading or (2) if the shares are not listed on a national securities exchange on that date of determination, or if the closing sale price or last reported sale price on such exchange is not obtainable (even if the shares are listed or admitted to trading on such exchange), the last quoted bid price for the shares in the over-the-counter market on that date as reported on the OTC Bulletin Board, the National Quotation Bureau or a similar organization. The determination of the Closing Price by the Calculation Agent in the event of a Market Disruption Event may be deferred by the Calculation Agent for up to five consecutive Trading days on which a Market Disruption Event is occurring, but not past the Trading Day immediately prior to the Maturity Date. If no sale price is available pursuant to clauses (1) or (2) above or if there is a Market Disruption Event, the Closing Price on any date of determination, unless deferred by the Calculation Agent as described in the preceding sentence, will be the arithmetic mean, as determined by the Calculation Agent, of the bid prices of the Underlying Fund Shares or other security obtained from as many dealers in such security (which may include Citigroup Global Markets or any of our other affiliates or subsidiaries), but not exceeding three such dealers, as will make such bid prices available to the Calculation Agent. The term “OTC Bulletin Board” will include any successor to such service.

The “Trading Price” of the Underlying Fund Shares (or any other security for which a Closing Price must be determined, as described under “—Delisting or Suspension of Trading in the Underlying Fund Shares; Termination of the iShares® MSCI Brazil Index Fund” below) on any date of determination will be (1) if the shares are listed on a national securities exchange on that date of determination, any reported sale price, regular way, of the principal trading session on that date on the principal national securities exchange on which the shares are listed or admitted to trading, and (2) if shares are not listed on a national securities exchange on that date of determination, or if the reported sale price on such exchange is not obtainable (even if the shares are listed or admitted to trading on such exchange), any reported sale price of the principal trading session on the over-the-counter market on that date as reported on the OTC Bulletin Board, the National Quotation Bureau or a similar organization. The determination of the Trading Price by the Calculation Agent in the event of a Market Disruption Event may be deferred by the Calculation Agent for up to five consecutive Trading days on which a Market Disruption Event is occurring, but not past the Trading Day immediately prior to the Maturity Date. If no sale price is available pursuant to clauses (1) or (2) above or if there is a Market Disruption Event, the Trading Price on any date of determination, unless deferred by the Calculation Agent as described in the preceding sentence, will be the arithmetic mean, as determined by the Calculation Agent, of the bid prices of the security obtained from as many dealers in such security (which may include Citigroup Global Markets or any of our other affiliates or subsidiaries), but not exceeding three such dealers, as will make such bid prices available to the Calculation Agent. The term “OTC Bulletin Board” will include any successor to such service.

A “Trading day” means a day, as determined by the Calculation Agent, on which trading is generally conducted (or was scheduled to have been generally conducted, but for the occurrence of a Market Disruption Event) on the New York Stock Exchange, the American Stock Exchange, NYSE Alternext US, the Chicago Mercantile Exchange and the Chicago Board Options Exchange, and in the over-the-counter market for equity securities in the United States.

A “Market Disruption Event” means, as determined by the Calculation Agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (1) the Underlying Fund Shares (or any other security for which a Trading Price or a Closing Price must be determined) on any exchange or market, (2) stocks which then comprise 20% or more of the value of the MSCI Brazil Index or any successor index, or (3) any options contracts or futures contracts relating to the Underlying Fund Shares (or other security), or any options on such futures contracts, on any exchange or market if, in each case, in the determination of the Calculation Agent, any such suspension, limitation or unavailability is material. For purposes of determining whether a Market Disruption Event exists at any time, if trading in a security included in the MSCI Brazil Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the MSCI Brazil Index will be based on a comparison of the portion of the value of the MSCI Brazil Index attributable to that security relative to the overall value of the Fund, in each case immediately before that suspension or limitation.

What You Could Receive at Maturity—Hypothetical Examples

The examples below show hypothetical maturity payments on the LASERSSM for a range of Ending Prices of the Underlying Fund Shares. The examples of hypothetical maturity payments set forth below are intended to illustrate the effect of different ending values of the Underlying Fund Shares on the amount you will receive in respect of the LASERSSM at maturity. All of the hypothetical examples are based on the following assumptions:

•	Issue Price: $10 per LASERSSM

•	Starting Price: $65.00

•	Fixed Percentage: 12.50%

•	Downside Threshold Price: $42.25 (65% of the Starting Price)

•	Maturity: 3 years

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The value of the actual amount you receive at maturity will depend on the actual Fund Return Amount, which, in turn, will depend on the actual Starting Price, Ending Price, Fixed Percentage and the value of the Underlying Fund Shares at all times after the Pricing Date up to and including the Valuation Date.

TABLE OF HYPOTHETICAL PAYMENTS AT MATURITY

Hypothetical Ending Price of iShares® MSCI Brazil Index Fund	Hypothetical Fund Return Percentage(1) (%)	Hypothetical Fund Return Percentage (including dividends)(2) (%)	No Trading price Below the Hypothetical Downside Threshold Price		A Trading price At or Below the Hypothetical Downside Threshold Price
			Hypothetical Return on the LASERSSM	Hypothetical Payment at Maturity on the LASERSSM	Hypothetical Return on the LASERSSM	Hypothetical Payment at Maturity on the LASERSSM
0.00	-100.00%	-94.00%	NA	NA	-100.00%	$ 0.00
16.25	-75.00%	-69.00%	NA	NA	-75.00%	$ 2.50
32.50	-50.00%	-44.00%	NA	NA	-50.00%	$ 5.00
35.75	-45.00%	-39.00%	NA	NA	-45.00%	$ 5.50
39.00	-40.00%	-34.00%	NA	NA	-40.00%	$ 6.00
42.25	-35.00%	-29.00%	12.50%	$11.25	-35.00%	$ 6.50
45.50	-30.00%	-24.00%	12.50%	$11.25	-30.00%	$ 7.00
48.75	-25.00%	-19.00%	12.50%	$11.25	-25.00%	$ 7.50
52.00	-20.00%	-14.00%	12.50%	$11.25	-20.00%	$ 8.00
55.25	-15.00%	-9.00%	12.50%	$11.25	-15.00%	$ 8.50
58.50	-10.00%	-4.00%	12.50%	$11.25	-10.00%	$ 9.00
61.75	-5.00%	1.00%	12.50%	$11.25	-5.00%	$ 9.50
65.00	0.00%	6.00%	12.50%	$11.25	0.00%	$10.00
68.25	5.00%	11.00%	12.50%	$11.25	5.00%	$10.50
71.50	10.00%	16.00%	12.50%	$11.25	10.00%	$11.00
74.75	15.00%	21.00%	15.00%	$11.55	15.00%	$11.50
78.00	20.00%	26.00%	20.00%	$12.00	20.00%	$12.00
81.25	25.00%	31.00%	25.00%	$12.50	25.00%	$12.50
84.50	30.00%	36.00%	30.00%	$13.00	30.00%	$13.00
87.75	35.00%	41.00%	35.00%	$13.50	35.00%	$13.50
91.00	40.00%	46.00%	40.00%	$14.00	40.00%	$14.00
94.25	45.00%	51.00%	45.00%	$14.50	45.00%	$14.50
97.50	50.00%	56.00%	50.00%	$15.00	50.00%	$15.00
113.75	75.00%	81.00%	75.00%	$17.50	75.00%	$17.50
130.00	100.00%	106.00%	100.00%	$20.00	100.00%	$20.00

(1)	Excludes any dividends paid on the stocks in the iShares® MSCI Brazil Index Fund.
(2)	Includes an annualized dividend yield of 2.00%

Delisting or Suspension of Trading in the Underlying Fund Shares; Termination of the iShares® MSCI Brazil Index Fund

If the Underlying Fund Shares are delisted from, or trading of the Underlying Fund Shares is suspended on, the relevant stock exchange and a major U.S. exchange or market lists or approves for trading successor or substitute securities that the Calculation Agent determines, in its sole discretion to be comparable to the Underlying Fund Shares (any such securities, “Successor Shares”), the value of such Successor Shares will be substituted for all purposes, including but not limited to determining the Trading Price and the Closing Price. Upon any selection by the Calculation Agent of Successor Shares, the Calculation Agent will cause notice thereof to be furnished to the registered holders of the LASERSSM .

If the Underlying Fund Shares are delisted from, or trading of the Underlying Fund Shares is suspended on, the relevant stock exchange and Successor Shares that the Calculation Agent determines to be comparable to the Underlying Fund Shares are not listed or approved for trading on a major U.S. exchange or market, a successor or substitute security will be selected by the Calculation Agent, in its sole discretion, and the value of such successor or substitute security, as determined by the Calculation Agent in its sole discretion, will be substituted for all purposes, including but not limited to determining the Trading Price and the Closing Price. Upon any selection by the Calculation Agent of successor or substitute securities, the Calculation Agent will cause notice thereof to be furnished to the registered holders of the Notes.

If the fund is liquidated or otherwise terminated (a “Termination Event”), the Trading Price or Closing Price of the Underlying Fund Shares on each Trading day from the date of the Termination Event up to and including the Valuation Date will be determined by the Calculation Agent, in its sole discretion, and will be a fraction of the closing value of the MSCI Brazil Index (or any Successor Index, as defined below) on such Trading day (taking into account any material changes in the method of calculating the MSCI Brazil Index following such Termination Event) equal to that part of the closing value of the MSCI Brazil Index represented by the Closing Price of the Underlying Fund Shares on the Trading day prior to the occurrence of such Termination Event on which a closing value of the MSCI Brazil Index was available. The Calculation Agent will cause notice of the Termination Event and calculation of the Closing Price as described above to be furnished to registered holders of the LASERSSM.

If a Termination Event has occurred and Morgan Stanley Capital International Inc. discontinues publication of the MSCI Brazil Index or if it or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the MSCI Brazil Index (the “Successor Index”), then the value of the MSCI Brazil Index will be determined by reference to the value of that Successor Index. Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause notice to be furnished to the registered holders of the LASERSSM.

If a Termination Event has occurred and Morgan Stanley Capital International Inc. discontinues publication of the MSCI Brazil Index and a Successor Index is not selected by the Calculation Agent or is no longer published on each Trading day from the date of the Termination Event up to and including the Valuation Date, the value to be substituted for the MSCI Brazil Index for that date will be a value computed by the Calculation Agent for that date in accordance with the procedures last used to calculate the MSCI Brazil Index prior to any such discontinuance. In such case, on each Trading day until and including the date on which a determination by the Calculation Agent is made that a Successor Index is available, the Calculation Agent will determine the value that is to be used in determining the value of the MSCI Brazil Index as described in this paragraph. Notwithstanding these alternative arrangements, discontinuance of the publication of the MSCI Brazil Index may adversely affect the value of the LASERSSM in any secondary market.

If a Termination Event has occurred and a Successor Index is selected or the Calculation Agent calculates a value as a substitute for the MSCI Brazil Index as described above, the Successor Index or value will be substituted for the MSCI Brazil Index for all purposes, including for purposes of determining whether a Market

Disruption Event occurs. Notwithstanding these alternative arrangements, discontinuance of the publication of the MSCI Brazil Index may adversely affect the value of the LASERSSM in any secondary market.

If a Termination Event has occurred and any time the method of calculating the MSCI Brazil Index or any Successor Index is changed in any material respect, or if the MSCI Brazil Index or any Successor Index is in any other way modified so that the value of the Successor Index does not, in the opinion of the Calculation Agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the MSCI Brazil Index or the Successor Index as if the changes or modifications had not been made, and calculate the price of the Underlying Fund Shares with reference to the MSCI Brazil Index or the Successor Index. Accordingly, if the method of calculating the MSCI Brazil Index or any Successor Index is modified so that the value of the MSCI Brazil Index or the Successor Index is a fraction or a multiple of what it would have been if it had not been modified, then the Calculation Agent will adjust that index in order to arrive at a value of the relevant index as if it had not been modified.

All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on your broker and the beneficial owners of the LASERSSM, absent manifest error.

Dilution Adjustments

The Starting Price will be subject to adjustment from time to time in certain situations. Any of these adjustments could have an impact on the amount to be paid by Citigroup Funding to you. Citigroup Global Markets, as Calculation Agent, will be responsible for the effectuation and calculation of any adjustment described herein and will furnish the trustee with notice of any adjustment.

If the Fund, after the Pricing Date,

(1) pays a share dividend or makes a distribution with respect to the Underlying Fund Shares in the form of the Underlying Fund Shares (excluding any share dividend or distribution for which the number of the Underlying Fund Shares paid or distributed is based on a fixed cash equivalent value),

(2) subdivides or splits the Underlying Fund Shares into a greater number of shares,

(3) combines the Underlying Fund Shares into a smaller number of shares, or

(4) issues by reclassification of the Underlying Fund Shares other shares,

then, in each of these cases, the Starting Price will be divided by a dilution adjustment equal to a fraction, the numerator of which will be the number of Underlying Fund Shares outstanding immediately after the event, plus, in the case of a reclassification referred to in (4) above, the number of shares of other common stock, and the denominator of which will be the number of the Underlying Fund Shares outstanding immediately before the event. In the event of a reclassification referred to in (4) above as a result of which no Underlying Fund Shares are outstanding, the Starting Price will be determined by reference to the other shares issued by the fund in the reclassification.

Each dilution adjustment will be effected as follows:

•

in the case of any dividend, distribution or issuance, at the opening of business on the Trading day next following the record date for determination of holders of the Underlying Fund Shares entitled to receive this dividend, distribution or issuance or, if the announcement of this dividend, distribution, or issuance is after this record date, at the time this dividend, distribution or issuance was announced by the Fund, and

•	in the case of any subdivision, split, combination or reclassification, on the effective date of the transaction.

All dilution adjustments will be rounded upward or downward to the nearest 1/10,000th or, if there is not a nearest 1/10,000th, to the next lower 1/10,000th. No adjustment in the Starting Price will be required unless the adjustment would require an increase or decrease of at least one percent therein, provided, however, that any adjustments which by reason of this sentence are not required to be made will be carried forward (on a percentage basis) and taken into account in any subsequent adjustment. If any announcement or declaration of a record date in respect of a dividend, distribution, issuance or repurchase requiring an adjustment as described herein is subsequently canceled by the Fund, or this dividend, distribution, issuance or repurchase fails to receive requisite approvals or fails to occur for any other reason, then, upon the cancellation, failure of approval or failure to occur, the Starting Price will be further adjusted to the Starting Price that would then have been in effect had adjustment for the event not been made. If a Reorganization Event described below occurs after the occurrence of one or more events requiring an adjustment as described herein, the dilution adjustments previously applied to the Starting Price will not be rescinded but will be applied to the Reorganization Event as provided for below.

Redemption at the Option of the Holder; Defeasance

The LASERSSM are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any LASERSSM shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the LASERSSM will be determined by the Calculation Agent and will equal, for each LASERSSM, the maturity payment, calculated as though the maturity of the LASERSSM were the date of early repayment. See “—Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner of the LASERSSM will be capped at the maturity payment, calculated as though the maturity date of the LASERSSM were the date of the commencement of the proceeding.

In case of default in payment at maturity of the LASERSSM, the LASERSSM shall bear interest, payable upon demand of the beneficial owners of the LASERSSM in accordance with the terms of the LASERSSM, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of     % per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent for the LASERSSM and will also hold the global security representing the LASERSSM as custodian for DTC. The Bank of New York Mellon as successor trustee under an indenture dated June 1, 2005, will serve as trustee for the LASERSSM.

Calculation Agent

The Calculation Agent for the LASERSSM will be Citigroup Global Markets. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the LASERSSM. Because the Calculation Agent is an affiliate of Citigroup Funding and Citigroup Inc., potential conflicts of interest may exist between the Calculation Agent and the holders of the LASERSSM, including with respect to certain determinations and judgments that the Calculation Agent must make in determining amounts due to holders of the LASERSSM. Citigroup Global Markets is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE iSHARES® MSCI BRAZIL INDEX FUND AND THE MSCI BRAZIL INDEX

iShares, Inc. and the iShares® MSCI Brazil Index Fund

According to publicly available documents, the iShares® MSCI Brazil Index Fund (the “Fund”) is one of numerous separate investment portfolios called “funds,” which make up iShares, Inc., a registered investment company. iShares, Inc. is currently subject to the informational requirements of the Securities Exchange Act and the Investment Company Act. Accordingly, iShares, Inc. files reports (including its Semi-Annual Report to Shareholders on Form N-CSR for the twelve-month period ended August 31, 2009; its Quarterly Schedule of Portfolio Holdings on Form N-Q for the period ended November 30, 2009) and other information with the SEC. iShares, Inc.’s reports and other information are available to the public on the SEC’s website at http://www.sec.gov or may be inspected and copied at the SEC’s Public Reference Room at the location listed in the section “Prospectus Summary—Where You Can Find More Information” in the accompanying prospectus.

The Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the aggregate in the Brazilian market, as measured by the MSCI Brazil Index. The MSCI Brazil Index consists of stocks traded primarily on the Bolsa de Valores de São Paulo. As of August 31, 2009, the Fund’s five largest stock investments were Petroleo Brasileiro S.A.—Petrobrás—Preferred Shares, Petroleo Brasileiro S.A.—Petrobrás, Cia Vale do Rio Doce—Preferred Class A Shares, Itaú Unibanco Holding SA, formerly Itaú Unibanco Banco Multiplo SA, and Cia Vale do Rio Doce—American Depositary Receipts representing the common stock of Cia Vale do Rio Doce and its three largest industries were materials, energy and financial.

The Fund uses a “Representative Sampling” strategy to try to track the MSCI Brazil Index, which means it invests in a representative sample of securities in the MSCI Brazil Index, which have a similar investment profile as the MSCI Brazil Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the MSCI Brazil Index. The iShares® MSCI Brazil Index Fund’s top portfolio holdings can be found at the iShares® website. Funds like the iShares® MSCI Brazil Index Fund that use Representative Sampling generally do not hold all of the securities that are included in the relevant underlying index. Fund fact sheets which provide information regarding the iShares® MSCI Brazil Index Fund’s top holdings may be requested by calling 1-800-iShares.

Neither Citigroup Funding nor Citigroup Inc. has participated in the preparation of iShares, Inc.’s publicly available documents and neither has made any due diligence investigation or inquiry of iShares, Inc. in connection with the Fund or the offering of the Notes. No representation is made that the publicly available information about iShares, Inc. or the Fund is accurate or complete.

The LASERSSM represent obligations of Citigroup Funding and Citigroup Inc. only. iShares, Inc. is not involved in any way in this offering and has no obligation relating to the LASERSSM or to holders of the LASERSSM.

MSCI Brazil Index

The MSCI Brazil Index is a capitalization-weighted index that aims to capture 85% of the (publicly available) total market capitalization of the Brazilian equity market. It was launched on July 10, 2000 at an initial value of 100. Current information regarding the market value of the MSCI Brazil Index is published daily by Morgan Stanley Capital International, Inc. on its website.

The MSCI Brazil Index adjusts the market capitalization of index constituents for free float and targets for index inclusion 85% of free float-adjusted market capitalization in each industry group in Brazil. In order to maintain the representativeness of the MSCI Brazil Index, structural changes to the MSCI Brazil Index as a whole may be made by adding or deleting MSCI Brazil Index component securities. Currently, such changes in the MSCI Brazil Index may only be made on four dates throughout the year: as of the close of the last business day of February, May, August and November.

Computation of the MSCI Brazil Index: Underlying Stock Eligibility Criteria and Annual Ranking Review

The selection of the companies and securities for the MSCI Brazil Index is based on the following guidelines:

(i)	Defining the equity universe of listed securities within Brazil;

(ii)	Determining the Market Investable Equity Universe for each market;

(iii)	Determining market capitalization size segments for each market;

(iv)	Applying Index Continuity Rules for the Standard Index;

(v)	Applying Index Continuity Rules for the Standard Index; and

(vi)	Classifying securities under the Global Industry Classification Standard (GICS®).

The Equity Universe is defined by identifying eligible equity securities and classifying the eligible securities into Brazil. All listed equity securities, or listed securities that exhibit characteristics of equity securities, except mutual funds, ETFs, equity derivatives, limited partnerships, and most investment trusts are eligible for inclusion in the Equity Universe.

A Market Investable Equity Universe for a market is derived by applying investability screens to individual companies and securities in the Equity Universe that are classified in that market. The investability screens used to determine the Investable Equity Universe in each market are:

•	Equity Universe Minimum Size Requirement: requires that a company must have the required minimum full market capitalization.

•

Equity Universe Minimum Free Float-Adjusted Market Capitalization Requirement: a security must have a free float-adjusted market capitalization equal to or higher than 50% of the Equity Universe Minimum Size Requirement.

•

EM Minimum Liquidity Requirement: requires adequate liquidity measured by twelve month and 3-month Annual Traded Value Ratio (ATVR) and three month frequency of trading. A minimum liquidity level of 15% of 3-month ATVR and 80% of 3-month Frequency of Trading over the last 4 consecutive quarters, as well as, as of May 2009, 50% of 12-month ATVR are required for the inclusion of a security in the Market Investable Equity Universe.

•

Global Minimum Foreign Inclusion Factor Requirement: a security’s Foreign Inclusion Factor (FIF) must reach a certain threshold. The FIF of a security is defined as the proportion of shares outstanding that is available for purchase in the public equity markets by international investors. This proportion accounts for the available free float of and/or the foreign ownership limits applicable to a specific security (or company). Typically, securities with a free float adjustment ratio of .15 or less will not be eligible for inclusion in the MSCI Brazil Index.

•

Minimum Length of Trading Requirement: Large IPOs are not subject to this requirement, however for small new issuances to be eligible for inclusion the new issue must have started trading at least four months before the implementation of the initial construction of the MSCI Brazil Index or at least three months before the implementation of a Semi-Annual Review.

MSCI Barra may add additional companies and securities to the MSCI Brazil Index or subtract one or more of its current companies and securities prior to the maturity date of the Notes. Any such adjustments are made to the MSCI Brazil Index so that the value of the MSCI Brazil Index at the effective date of such change is the same as it was immediately prior to such change.

Each company’s securities is maintained with the objective of reflecting, on a timely basis, the evolution of Brazil’s equity markets. In maintaining the MSCI Brazil Index, emphasis is also placed on continuity, replicability and on minimizing turnover in the MSCI Brazil Index.

MSCI classifies index maintenance in three broad categories. The first consists of ongoing event-related changes, such as mergers and acquisitions, which are generally implemented in the index as promptly as they occur. The second category consists of quarterly index reviews aimed at promptly reflecting other significant market events. The third category consists of full MSCI Brazil Index review that systematically re-assess the various dimensions of the equity universe for Brazil and is conducted on a fixed semi-annual timetable.

Ongoing event-related changes to the MSCI Brazil Index are the result of mergers, acquisitions, spin-offs, bankruptcies, reorganizations and other similar corporate events. They can also result from capital reorganizations in the form of rights issues, bonus issues, public placements and other similar corporate actions that take place on a continuing basis. These changes are reflected in the index at the time of the event. All changes resulting from corporate events are announced prior to their implementation, provided all necessary information on the event is available.

The quarterly index review process is designed to ensure that the MSCI Brazil Index continues to be an accurate reflection of the evolving Brazilian equity marketplace. This is achieved by rapidly reflecting significant market driven changes that were not captured in the MSCI Brazil Index at the time of their actual occurrence and that should not wait until the annual index review due to their importance. These quarterly index reviews may result in additions and deletions of MSCI Brazil Index component securities from the MSCI Brazil Index and changes in “foreign inclusion factors” and in number of shares. Additions and deletions to securities may result from: the addition or deletion of securities due to the significant over- or under-representation of one or more industry groups as a result of mergers, acquisitions, restructurings or other major market events affecting the industry group; the addition or deletion of securities resulting from changes in industry classification, significant increases or decreases in free float or relaxation/removal or decreases of foreign ownership limits not implemented immediately; the additions of large companies that did not meet the minimum size criterion for inclusion at the time of their initial public offering or secondary offering; the replacement of companies which are no longer suitable industry representatives; the deletion of securities whose overall free float estimates have fallen significantly; the deletion of securities that have become very small or illiquid; the replacement of securities resulting from the review of price source for securities with both domestic and foreign board quotations; and the addition or deletion of securities as a result of other market events.

Significant changes in free float estimates and corresponding changes in the foreign inclusion factor for securities may result from: large market transactions involving strategic shareholders that are publicly announced; secondary offerings that, given lack of sufficient notice, were not reflected immediately; increases in foreign ownership limits; decreases in foreign ownership limits not applied earlier; corrections resulting from the reclassification of shareholders from strategic to non-strategic, and vice versa; updates to foreign inclusion factors following the public disclosure of new shareholder structures for companies involved in mergers, acquisitions or spin-offs, where different from pro forma free float estimates at the time of the event; large conversions of exchangeable bonds and other similar securities into already existing shares; the end of lock-up periods or expiration of loyalty incentives for non-strategic shareholders; and changes in the foreign inclusion factor as a result of other events of similar nature.

Changes in the number of shares are generally small changes in a security’s shares outstanding and result from, for example, exercise of options or warrants, conversion of convertible bonds or other instruments, share buybacks or cancellations. The implementation of changes resulting from quarterly index reviews occurs on only two dates throughout the year: as of the close of the last business day of February and August. The results of the quarterly index reviews are announced at least two weeks prior to their implementation.

The semi-annual full MSCI Brazil Index reviews include a reappraisal of the free float-adjusted industry group representation relative to the target, a detailed review of the shareholder information used to estimate free float for constituent securities and non-constituent securities, updating the minimum size guidelines for new and existing constituent securities, as well as changes typically considered for quarterly index reviews. During a full index review, securities may be added or deleted from the MSCI Brazil Index for a range of reasons, including the reasons discussed in the preceding sentence and the reasons for index changes during quarterly index reviews as discussed above. The results of the annual full index reviews are announced at least two weeks in advance of their effective implementation date as of the close of the last business day in May and November.

These guidelines and the policies implementing the guidelines are the responsibility of, and, ultimately, subject to adjustment by, MSCI Barra.

THE MSCI BRAZIL INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS INCLUDED IN IT, AND YOUR RETURN ON THE NOTES, IF ANY, WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

We have derived all information regarding the MSCI Brazil Index from publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, Morgan Stanley Capital International Inc. (“MSCI”) and Barra, Inc. (“Barra”). MSCI Barra is under no obligation to continue to publish, and may discontinue or suspend the publication of, the MSCI Brazil Index at any time. None of Citigroup Global Markets, Citigroup Funding, Citigroup Inc. or the trustee assumes any responsibility for the accuracy or completeness of any information relating to the MSCI Brazil Index.

Historical Data on the iShares® MSCI Brazil Index Fund

The Underlying Fund Shares are listed on the NYSE Arca Exchange under the symbol “EWZ.” The following table sets forth, for each of the quarterly periods indicated, the high and low closing price for the Underlying Fund Shares, as well as the cash dividends paid per share of the Fund.

Holders of the LASERSSM will not be entitled to any rights with respect to the Underlying Fund Shares or the stocks included in the MSCI Brazil Index (including, without limitation, voting rights or rights to receive dividends or other distributions in respect thereof).

	High	Low	Dividend
2005
Quarter
First	$25.65	$19.59	$0.000000
Second	$24.85	$20.74	$0.000000
Third	$33.04	$23.19	$0.000000
Fourth	$35.55	$28.44	$0.582694
2006
Quarter
First	$42.63	$33.42	$0.000000
Second	$46.37	$31.25	$0.000000
Third	$40.59	$34.54	$0.000000
Fourth	$46.42	$37.56	$0.868843
2007
Quarter
First	$49.41	$41.52	$0.071076
Second	$62.62	$48.29	$0.000000
Third	$73.86	$46.08	$0.000000
Fourth	$86.65	$70.19	$0.000000
2008
Quarter
First	$88.21	$63.60	$1.203057
Second	$101.56	$77.00	$0.632829
Third	$88.41	$48.36	$0.000000
Fourth	$56.28	$26.47	$1.320614
2009
Quarter
First	$41.03	$31.15	$0.206742
Second	$58.62	$37.24	$0.414934
Third	$68.50	$48.03	$0.000000
Fourth	$80.92	$65.08	$2.196555
2010
Quarter
First (through March 3)	$78.29	$60.85	$0.111166

On March 3, 2010, the Closing Price of iShares® MSCI Brazil Index Fund was $70.58.

The following graph illustrates the historical performance of the Underlying Fund Shares based on the daily Closing Prices from January 3, 2005 to March 3, 2010. Past prices of the Underlying Fund Shares are not indicative of future prices of the Underlying Fund Shares.

License Agreement

iShares® is a registered mark of BlackRock Institutional Trust Company, N.A. (“BIT”). BIT has licensed certain trademarks and trade names of BIT to Citigroup Global Markets and its affiliates. The LASERSSM are not sponsored, endorsed, sold, or promoted by BIT. BIT makes no representations or warranties to the owners of the LASERSSM or any member of the public regarding the advisability of investing in the LASERSSM. BIT has no obligation or liability in connection with the operation, marketing or sale of the LASERSSM.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain U.S. federal income tax consequences that may be relevant to initial holders of the LASERSSM who will hold the LASERSSM as capital assets. All references to “holders” are to beneficial owners of the LASERSSM. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the LASERSSM as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated financial transaction, or persons whose functional currency is not the U.S. dollar. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

No statutory, judicial or administrative authority directly addresses the characterization of the LASERSSM or instruments similar to the LASERSSM for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the LASERSSM are not certain. No ruling is being requested from the Internal Revenue Service (the “IRS”) with respect to the LASERSSM and no assurance can be given that the IRS will agree with the conclusions expressed herein. ACCORDINGLY, A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE LASERSSM SHOULD CONSULT ITS TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE LASERSSM, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

The following discussion assumes that none of the companies in which the fund invests is a passive foreign investment company for U.S. federal income tax purposes. Prospective investors should note that if that assumption is not accurate, then it is possible that the U.S. federal income tax consequences of owning the LASERSSM would differ significantly from the consequences described below.

In purchasing a LASERSSM, each holder agrees with Citigroup Funding to treat a LASERSSM for U.S. federal income tax purposes as a cash-settled prepaid forward contract, subject to a floor, on the value of the iShares® MSCI Brazil Index Fund on the Valuation Date, pursuant to which forward contract, at maturity each holder will receive the cash value of the iShares® MSCI Brazil Index Fund subject to certain adjustments, and under the terms of which contract (a) at the time of issuance of the LASERSSM the holder deposits irrevocably with Citigroup Funding a fixed amount of cash equal to the purchase price of the LASERSSM, and (b) at maturity such cash deposit unconditionally and irrevocably will be applied by Citigroup Funding in full satisfaction of the holder’s obligation under the forward contract, and Citigroup Funding will deliver to the holder the cash value of the iShares® MSCI Brazil Index Fund pursuant to the terms of the LASERSSM. (Prospective investors should note that cash proceeds of this offering will not be segregated by Citigroup Funding during the term of the LASERSSM, but instead will be commingled with Citigroup Funding’s other assets and applied in a manner consistent with the section “Use of Proceeds and Hedging” in the accompanying prospectus.) As discussed below, there is no assurance that the IRS will agree with this treatment, and alternative treatments of the LASERSSM could result in less favorable U.S. federal income tax consequences to a holder.

United States Holders

The following is a summary of certain United States federal income tax consequences that will apply to a beneficial owner of a LASERSSM that is a citizen or resident of the United States or a domestic corporation or otherwise subject to United States federal income tax on a net income basis in respect of the LASERSSM (a “U.S. Holder”), under the characterization of the LASERSSM agreed to above.

Under the above characterization of the LASERSSM, at maturity or upon the sale or other taxable disposition of a LASERSSM, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized at maturity or upon the sale or other taxable disposition and the U.S. Holder’s tax basis in the LASERSSM. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the LASERSSM for more than one year at the time of disposition. A holder’s tax basis in the LASERSSM generally will equal the holder’s cost for such LASERSSM.

Potential Application of Constructive Ownership Rules.    In addition, although the matter is not clear, it is possible that a portion of long-term capital gains realized by you in respect of the LASERSSM could be recharacterized as ordinary income (and therefore as ineligible for preferential tax rates) and that the deemed underpayment of tax with respect to the deferral of such ordinary income could be subject to an interest charge. This possibility arises from the fact that the LASERSSM are likely to constitute a “constructive ownership” transaction within the meaning of Section 1260. Specifically, Section 1260 is intended to address situations in which investors take “constructive ownership” positions (through forward contracts or certain other derivatives) in certain types of underlying investments (including the Fund) and receive, in the form of gains on the disposition of the “constructive ownership” transaction, income that is attributable to current ordinary income or short-term gains generated by the underlying investments. In order to prevent taxpayers from using “constructive ownership” transactions to convert such current ordinary income or short-term gains into long-term capital gains, Section 1260 provides that if an investor in a “constructive ownership” transaction realizes gain from the transaction in excess of the net long-term capital gain the investor would have realized had it held the underlying investment directly, then such excess gain will be treated as ordinary income and that the deemed underpayment of tax with respect to the deferral of such ordinary income will be subject to an interest charge. It is currently unclear whether, or in what manner, Section 1260 would apply to recharacterize some or all of the gains, if any, realized in respect of the LASERSSM. On one hand, because the LASERSSM, by their terms, do not provide returns referenced to ordinary current income or short-term gain contributions generated by the fund, there is an argument that the LASERSSM do not present the situation that Section 1260 is intended to address. However, because an investor in a LASERS SM could, because of the LASERSM’s leveraged upside returns, realize gains on the LASERSM in excess of the net long-term capital gain the investor would have realized from a direct investment in the fund, the IRS could take the view that such excess return — or a portion of that excess return — is properly recharacterized as ordinary income under Section 1260 and that the deemed underpayment of tax with respect to the deferral of such ordinary income should be subjected to an interest charge. Accordingly, you are urged to consult your tax advisor about the potential application of Section 1260 to the LASERS SM.

Alternative Characterizations.    Due to the absence of authority as to the proper characterization of the LASERSSM and the absence of any comparable instruments for which there is a widely accepted tax treatment, no assurance can be given that the IRS will accept, or that a court will uphold, the agreed-to characterization and tax treatment described above.

Because a holder will be entitled to cash in an amount equal to or greater than the amount of the initial purchase price paid for the LASERSSM if the value of the iShares® MSCI Brazil Index Fund never depreciates by 35% or more at any time during the term of the LASERSSM, the IRS could seek to analyze the federal income tax consequences of owning the LASERSSM under Treasury regulations governing contingent payment debt instruments (the “Contingent Payment Regulations”). The Contingent Payment Regulations are complex, but very generally apply the original issue discount rules of the Internal Revenue Code to a contingent payment debt instrument by requiring that original issue discount be accrued every year at a “comparable yield” for the issuer of the instrument, determined at the time of issuance of the obligation. In addition, the Contingent Payment Regulations require that a projected payment schedule, which results in such a “comparable yield”, be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected amounts. To the extent that the comparable yield as so determined exceeds the projected payments on a contingent debt instrument in any taxable year, the owner of that instrument will recognize ordinary interest income for that taxable year in excess of the cash the owner receives and such excess would increase the U.S. Holder’s tax basis in the debt instrument. In addition, any gain realized on the sale, exchange or redemption of a contingent payment debt instrument will be treated as ordinary income. Any loss realized on such sale, exchange or redemption will be treated as an ordinary loss to the extent that the holder’s original issue discount inclusions with respect to the obligation exceed prior reversals of such inclusions required by the adjustment mechanism described above. Any loss realized in excess of such amount generally will be treated as a capital loss.

The Contingent Payment Regulations apply only to debt instruments that provide for contingent payments. The LASERSSM offer no assurance that a holder’s investment will be returned to the holder at maturity except to the extent that the value of the iShares® MSCI Brazil Index Fund never depreciates by 35% or more of the initial value of the iShares® MSCI Brazil Index Fund; instead, at maturity, the LASERSSM provide economic returns that are generally Indexed to the performance of the iShares® MSCI Brazil Index Fund. Further, a holder may receive at maturity economic returns that are substantially lower or higher than the holder’s investment. Accordingly, Citigroup Funding believes that it is reasonable to treat the LASERSSM for U.S. federal income tax purposes, not as debt instruments, but as cash-settled prepaid forward contract subject to a floor, pursuant to which forward contract at maturity each holder will receive the cash value of Index subject to certain adjustments. If, however, the IRS were successfully to maintain that the Contingent Payment Regulations apply to the LASERS SM, then, among other matters, (i) a U.S. Holder will be required to include in income each year an accrual of interest at the annual rate of % compounded semi-annually (“the comparable yield”), regardless of the U.S. Holder’s method of tax accounting, and (ii) gain or loss realized by a U.S. Holder at maturity or upon a sale or taxable disposition of a LASERSSM generally would be characterized as ordinary income or loss (as the case may be, under the rules summarized above), rather than as capital gain or loss.

It is also possible that future regulations or other IRS guidance would require you to accrue income on the LASERSSM on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the LASERSSM in another manner that significantly differs from the agreed-to treatment discussed above. On December 7, 2007, the IRS and U.S. Treasury Department issued a notice (the “Notice”) that requests public comments on a comprehensive list of tax policy issues raised by prepaid forward contracts, which include financial instruments similar to the LASERSSM. The Notice contemplates that such instruments may become subject to taxation on a current accrual basis under one or more possible approaches, including a mark-to-market methodology; a regime similar to the Contingent Payment Regulations; categorization of prepaid forward contracts as debt; and treatment of prepaid forward contracts as “constructive ownership” transactions. The Notice also contemplates that all (or significant portions) of an investor’s returns under prepaid forward contracts could be taxed at ordinary income rates (as opposed to capital gains rates). It is currently impossible to predict what guidance, if any, will be issued as a result of the Notice, and whether any such guidance could have retroactive effect.

In addition, legislation has been introduced for consideration in the United States Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which would include financial instruments similar to the LASERSSM) acquired after the date of the legislation’s enactment. The legislation also would implement special income accrual rules for publicly traded prepaid derivative contracts. The schedule for consideration of this legislation and the outcome of the legislative process currently is uncertain.

Finally, proposed regulations would require current accrual of income with respect to contingent nonperiodic payments made under certain notional principal contracts. The preamble to the proposed regulations states that the “wait and see” method of tax accounting does not properly reflect the economic accrual of income on such contracts, and requires a current accrual of income with respect to some contracts already in existence at the time the proposed regulations were released. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS publishes future guidance requiring current accrual of income with respect to contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income with respect to the payment at maturity of the LASERSSM over the term of the LASERSSM.

Information Reporting and Backup Withholding.    Information returns may be required to be filed with the IRS relating to payments made to a particular U.S. Holder of LASERSSM. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the LASERSSM.

Non-United States Holders

A holder or beneficial owner of LASERSSM that is not a U.S. Holder (a “Non-U.S. Holder”) generally will not be subject to U.S. federal income or withholding tax on any capital gain realized upon the maturity, sale or other disposition of the LASERSSM by a Non-U.S. Holder, unless the gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder (or, where a tax treaty applies, is attributable to a United States permanent establishment), or in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

In general, a Non-U.S. Holder will not be subject to U.S. federal backup withholding or information reporting with respect to any gain on the LASERSSM if the Non-U.S. Holder provides an IRS Form W-8BEN (or a successor form) with respect to such payments.

In the Notice discussed above, the IRS and U.S. Treasury Department specifically question whether, and to what degree, payments (or deemed accruals) in respect of a prepaid forward contract should be subject to withholding. Accordingly, it is possible that future guidance could be issued as a result of the Notice requiring us to withhold on payments made to non-U.S. Holders under the LASERSSM.

Recent Legislative Developments Potentially Affecting Taxation of Notes Held By or Through Foreign Entities

Proposed legislation recently introduced in the United States Congress would generally impose a withholding tax of 30 percent on the gross proceeds of a disposition of the LASERSSM paid to a foreign financial institution, unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The proposed legislation would also generally impose a withholding tax of 30 percent on the gross proceeds of a disposition of the LASERSSM paid to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity.

Under certain circumstances, a Non-U.S. Holder of the LASERSSM might be eligible for refunds or credits of such taxes. Investors are encouraged to consult with their own tax advisors regarding the possible implications of this proposed legislation on their investment in the LASERSSM.

Estate Tax

In the case of a holder of a LASERSSM that is an individual who will be subject to U.S. federal estate tax only with respect to U.S. situs property (generally an individual who at death is neither a citizen nor a domiciliary of the United States) or an entity the property of which is potentially includable in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), the holder of a LASERS SM should note that, absent an applicable treaty benefit, the LASERSSM may be treated as U.S. situs property for U.S. federal estate tax purposes. Prospective investors are urged to consult your own tax advisors regarding the U.S. federal estate tax consequences of investing in the LASERSSM.

PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, as amended, among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the LASERSSM.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets $         principal amount of the LASERSSM (         LASERSSM) for $9.800 per LASERSSM, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the LASERSSM directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the LASERSSM to certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd., and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, at the public offering price less a concession of up to $0.200 per LASERSSM. Citigroup Global Markets may allow, and these dealers may reallow, a concession of not up to $0.200 per LASERSSM on sales to certain other dealers. Citigroup Global Markets will pay the Financial Advisors employed by Citigroup Global Markets a sales commission of up to $0.200 for each LASERSSM they sell. If all of the LASERSSM are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The LASERSSM will not be listed on any securities exchange.

In order to hedge its obligations under the LASERSSM, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the LASERSSM—The Market Value of the LASERSSM May Be Affected by Purchases and Sales of the Underlying Fund Shares, the Stocks Included in the MSCI Brazil Index or Related Derivative Instruments by Affiliates of Citigroup Funding Inc.” in this pricing supplement, “Risk Factors—Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority.

Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are NOT permitted to purchase the LASERSSM, either directly or indirectly.

WARNING TO INVESTORS IN HONG KONG ONLY: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer. If Investors are in any doubt about any of the contents of this document, they should obtain independent professional advice.

This offer is not being made in Hong Kong, by means of any document, other than (1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO.

There is no advertisement, invitation or document relating to the LASERSSM, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to LASERSSM which are or are intended to be disposed of only to persons outside Hong Kong or only to the persons or in the circumstances described in the preceding paragraph.

WARNING TO INVESTORS IN SINGAPORE ONLY: This document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the Securities and Futures Act). Accordingly, neither this document nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the LASERSSM may be circulated or distributed, nor may the LASERSSM be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and thus only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a relevant person (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of that Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. No person receiving a copy of this document may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been complied with. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased LASERSSM, namely a person who is:

(a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b) a trust (other than a trust the trustee of which is an accredited investor) whose sole purpose is to hold investments and of which each beneficiary is an individual who is an accredited investor,

should note that securities of that corporation or the beneficiaries’ rights and interest in that trust may not be transferred for 6 months after that corporation or that trust has acquired the LASERSSM under Section 275 of the Securities and Futures Act pursuant to an offer made in reliance on an exemption under Section 275 of the Securities and Futures Act unless:

(i) the transfer is made only to institutional investors, or relevant persons as defined in Section 275(2) of that Act, or arises from an offer referred to in Section 275(1A) of that Act (in the case of a corporation) or in accordance with Section 276(4)(i)(B) of that Act (in the case of a trust);

(ii) no consideration is or will be given for the transfer; or

(iii) the transfer is by operation of law.

ERISA MATTERS

Each purchaser of the LASERSSM or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the LASERSSM through and including the date of disposition of such LASERSSM that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)

if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the LASERSSM or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the LASERSSM or (B) its acquisition and holding of the LASERSSM is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term, Series D

LASERSSM

Based Upon the iShares® MSCI Brazil Index Fund

Due March 25, 2013

($10 Principal Amount per Note)

Any Payments Due from

Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

                         , 2010

(Including Prospectus Supplement

Dated February 18, 2009 and

Prospectus Dated February 18, 2009)